    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1997


                                                      REGISTRATION NO. 333-16495

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                         BROOKS FIBER PROPERTIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                               4813                              43-1656187
  (State or Other Jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   Incorporation or Organization)        Classification Code Number)              Identification No.)

                         ------------------------------

                      425 Woods Mill Road South, Suite 300
                         Town & Country, Missouri 63017
                                 (314) 878-1616
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                         ------------------------------

                                David L. Solomon
              Executive Vice President and Chief Financial Officer
                         Brooks Fiber Properties, Inc.
                      425 Woods Mill Road South, Suite 300
                            Town & Country, MO 63017
                                 (314) 878-1616
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                         ------------------------------

                                   Copies to:

                John P. Denneen, Esq.                              Robert E. Buckholz, Jr., Esq.
                    Bryan Cave LLP                                      Sullivan & Cromwell
             211 N. Broadway, Suite 3600                                  125 Broad Street
            St. Louis, Missouri 63102-2750                            New York, New York 10004
                    (314) 259-2000                                         (212) 558-4000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities offered hereby.


Registration Fee............................................   $ 77,253
                                                               --------
NASD Filing Fee.............................................     25,994
                                                               --------
NASDAQ Listing Fee..........................................     17,500
Printing and Engraving Expenses.............................    150,000
Blue Sky Fees and Expenses..................................          0
Registrar and Transfer Agent Fees...........................      1,200
Legal Fees and Expenses.....................................    110,000
Accounting Fees and Expenses................................     45,000
Miscellaneous...............................................      3,053
                                                               --------
     Total..................................................   $430,000
                                                               ========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The following is a summary of Section 145 of the General Corporation Law of the State of Delaware.

     Subject to restrictions contained in the statute, a corporation may indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in connection with any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A person who is successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified and indemnification is otherwise authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, by special independent counsel or by the shareholders. Expenses incurred in defense may be paid in advance upon receipt by the corporation of written undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that the recipient is not entitled to indemnification under the statute. The indemnification provided by statute is not be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such a person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if such person had served the resulting or surviving corporation in the same capacity.

     The Amended and Restated Certificate of Incorporation and By-Laws of the Company provide for indemnification of directors and officers of the Company to the maximum extent permitted by the General Corporation Law of the State of Delaware.

     The directors and officers of the Company are insured under a policy of directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

  1.  SALES OF EQUITY SECURITIES.

     a) The information set forth in Item 15, paragraph 1, appearing on pages II-2 through II-4, of the Company's Registration Statement on Form S-1 (File No. 333-1924) is hereby incorporated by reference.

     b) The Company and MCImetro Access Transmission Services, Inc. ("MCImetro") entered into a subscription agreement on June 24, 1996 pursuant to which MCImetro acquired a 15% interest in the Company's Sacramento, California network for $4.5 million and MCImetro has invested an additional $3.5 million in the San Jose joint venture company. In accordance with the provisions of the agreements between the Company and MCImetro, on October 10, 1996 MCImetro (i) exchanged the agreed value of its September 1995 investment in the San Jose network and (ii) exchanged the agreed value of its June 1996 investments in both networks for an aggregate 958,720 shares of the Company's Common Stock. The issuance of such shares was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act. MCImetro, an accredited investor, acquired such shares of the Company's Common Stock for investment and subject to restrictions on transfer which were described in appropriate legends on the certificate representing such shares of Common Stock.

     c) On November 12, 1996, the Company issued an aggregate of 234,260 shares of the Company's Common Stock to AT&T Credit Corporation in exchange for the agreed value of AT&T Credit Corporation's investments in certain subsidiaries of the Company made in connection with certain loans to such subsidiaries. The issuance of such shares was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act. AT&T Credit Corporation, an accredited investor, acquired such shares of the Company's Common Stock for investment and subject to restrictions on transfer which were described in appropriate legends on the certificate representing such shares of Common Stock.

     d) On April 18, 1996 and July 16, 1996, two related investment funds exercised warrants to purchase an aggregate of 9,940 shares of the Company's Common Stock and 5,120 shares of the Company's Common Stock, respectively, at $11.00 per share (or an aggregate of $109,340) and at $22.17 per share (or an aggregate of $113,510), respectively. The issuance and sale of the foregoing securities was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act. Each of the holders of such securities are accredited investors and acquired such shares for investment and subject to restrictions on transfer which were described in appropriate legends on the certificates representing such shares of Common Stock.

     e) On September 24, 1996 and October 3, 1996, an investment fund exercised warrants to purchase an aggregate of 370,200 shares of the Company's Common Stock at $22.17 per share and warrants to purchase an aggregate of 119,440 shares of the Company's Common Stock at $11.00 per share, respectively, in net cashless exercises in which the holder acquired an aggregate of 160,195 shares of the Company's Common Stock. The issuance and sale of the foregoing securities was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act. The holder of such securities is an accredited investor and acquired such shares for investment and subject to restrictions on transfer which were described in appropriate legends on the certificates representing such shares of Common Stock.

     f) On various dates from November 1, 1996 through November 6, 1996, warrants to purchase an aggregate of 37,940 shares of the Company's Common Stock at $22.17 per share were exercised by six investment funds. An aggregate of 12,320 shares was acquired for an aggregate of $273,134 in cash, and an aggregate of 5,249 shares was acquired in net cashless exercises. The issuance and sale of the foregoing securities was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act. Each of the holders of such securities are accredited investors and acquired such shares for investment and subject to restrictions on transfer which were described in appropriate legends on the certificates representing such shares of Common Stock.

     g) On various dates from October 8, 1996 through November 8, 1996, warrants to purchase an aggregate of 1,493,840 shares of the Company's Common Stock at $11.00 per share and 120 shares at $22.17 per share were exercised by 64 holders thereof. An aggregate of 520,809 shares was acquired for an aggregate of $5,728,899 in cash, and an aggregate of 593,152 shares was acquired in net cashless exercises. The issuance and sale of the foregoing securities was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company believes that no more than 35 of the holders of such warrants were non-accredited investors and that each person who was not an accredited investor had such knowledge in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company's Common Stock. Each of the holders of such warrants was furnished the information required by paragraphs (b)(2)(ii)(A) and (C) of Rule 502 of Regulation D. Each of such holders acquired such securities for investment and subject to restrictions on transfer which were described in appropriate legends on the certificates representing such shares of Common Stock.

     h) On November 15, 1996, Alex. Brown & Sons Incorporated exercised a warrant to purchase 192,340 shares of the Company's Common Stock at $8.25 per share, or an aggregate of $1,586,805. The issuance and sale of the foregoing securities was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act. The holder of such securities is an accredited investor and acquired such shares for investment and subject to restrictions on transfer which were described in appropriate legends on the certificate representing such shares of Common Stock.

  2.  SALES OF DEBT SECURITIES

     (a) Pursuant to a Purchase Agreement dated February 16, 1996 with Goldman, Sachs & Co., Bear, Stearns & Co., Inc. and Salomon Brothers Inc as Purchasers, the Company has issued and sold to said Purchasers $425,000,000 aggregate principal amount of 10 7/8% Senior Discount Notes due March 1, 2006 (the "Private Notes") for aggregate gross cash proceeds to the Company of approximately $250 million. The issuance of such Notes was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each of said Purchasers agreed that it would only offer or sell the Notes in the United States to qualified institutional buyers in reliance on Rule 144A promulgated under the Securities Act and to a limited number of institutional accredited investors in a manner exempt from the registration requirements of the Securities Act. On August 15, 1996, the Company completed the exchange of $425,000,000 aggregate principal amount of its 10 7/8% Senior Discount Notes (the "Exchange Notes") for all outstanding Private Notes. The Exchange Notes were registered under the Securities Act pursuant to the Company's Registration Statement on Form S-4 (File No. 333-06791).

     (b) Pursuant to a Purchase Agreement dated November 1, 1996 with Goldman, Sachs & Co. and Salomon Brothers Inc as Purchasers, the Company has issued and sold to said Purchasers $400,000,000 aggregate principal amount of 11 7/8% Senior Discount Notes due November 1, 2006 (the "11 7/8% Private Notes") for aggregate gross cash proceeds to the Company of approximately $225.1 million. The issuance of such Notes was not registered under the Securities Act in reliance on the exemption for nonpublic offerings provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each of said Purchasers has agreed that it will only offer or sell such Notes in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to a limited number of institutional accredited investors in a manner exempt from the registration requirements of the Securities Act, and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The subsequent resale of such Notes is also restricted. Such restrictions on transfer were described in appropriate legends on each of such Notes which have been issued in fully registered form. On December 31, 1996, the Company offered to exchange $400,000,000 aggregate principal amount of its 11 7/8% Senior Discount Notes (the "11 7/8% Exchange Notes") for all outstanding 11 7/8% Private Notes. The
11 7/8% Exchange Notes were registered under the Securities Act pursuant to the Company's Registration Statement on Form S-4 (File No. 333-18503).

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     See Exhibit Index.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Town & Country, State of Missouri, on January 28, 1997.


                                        BROOKS FIBER PROPERTIES, INC.

                                        By: /s/ JAMES C. ALLEN

                                           -------------------------------------
                                           James C. Allen
                                           Vice Chairman and Chief Executive
                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities indicated on January 28, 1997.


                SIGNATURES                                             TITLE
                ----------                                             -----
*                                           Director (Chairman of the Board)
------------------------------------------
Robert A. Brooks

/s/ JAMES C. ALLEN                          Vice Chairman and Director (Chief Executive Officer)
------------------------------------------
James C. Allen

*                                           President and Director (Chief Operating Officer)
------------------------------------------
D. Craig Young

/s/ DAVID L. SOLOMON                        Executive Vice President and Chief Financial Officer
------------------------------------------  (Principal Financial and Accounting Officer)
David L. Solomon

*                                           Director
------------------------------------------
Robert F. Benbow

*                                           Director
------------------------------------------
William J. Bresnan

*                                           Director
------------------------------------------
Jonathan M. Nelson

*                                           Director
------------------------------------------
G. Jackson Tankersley, Jr.

             SIGNATURES                                            TITLE
-------------------------------------   -----------------------------------------------------------

-------------------------------------   Director
Ronald H. Vander Pol

*                                       Director
-------------------------------------
Carol deB. Whitaker

*By:  /s/ DAVID L. SOLOMON
----------------------------------
    David L. Solomon,
    Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
++1.1      Form of Underwriting Agreement (U.S. Version)
++1.2      Form of Underwriting Agreement (International Version)
  2.1      Agreement and Plan of Merger dated December 19, 1995 between the Company and Brooks Telecommunications Corporation
           (incorporated by reference to Exhibit 2.1 to the Company's
           Registration Statement on Form S-1 (File No. 333-1924) filed with the Commission on March 4, 1996 (the "IPO Form S-1"))
  2.2      Agreement and Plan of Merger dated January 17, 1996 between the Company, Brooks Fiber Communications of Michigan, Inc.,
           City Signal, Inc. and Ronald H. Vander Pol (incorporated by reference to Exhibit 2.2 to the IPO Form S-1)
  3.1(a)   Restated Certificate of Incorporation of the Company
           (incorporated by reference to Exhibit 3.1(a) to the IPO Form
           S-1)
  3.1(b)   Certificate of Designation of Series C Junior Participating
           Preferred Stock (incorporated by reference to Exhibit 3.1(c)
           to the IPO Form S-1)
  3.1(c)   Certificate of Amendment of Certificate of Incorporation of
           the Company dated as of August 20, 1996 (incorporated by
           reference to Exhibit 3 to the Company's Quarterly Report on
           Form 10-Q, as amended, for the Period Ended September 30,
           1996 (File No. 0-28036) filed with the Commission on
           November 14, 1996)
  3.2      By-laws of the Company (incorporated by reference to Exhibit
           3.2 to the Company's Report on Form 10-Q for the Period
           Ended March 31, 1996 (File No. 0-28036) filed with the
           Commission on May 15, 1996)
  4.1      Form of Specimen Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the IPO Form S-1)
  4.2      Rights Agreement dated February 29, 1996 between the Company and The Boatmen's Trust Company, as Rights Agent
           (incorporated by reference to Exhibit 4.2 to the IPO Form
           S-1)
  4.3      Amended and Restated Stockholders Agreement dated as of June
           15, 1995 (incorporated by reference to Exhibit 4.3 to the
           IPO Form S-1)
  4.4      Amended and Restated Registration Rights Agreement dated as of June 15, 1995 (incorporated by reference to Exhibit 4.4 to the IPO Form S-1)
  4.5      Indenture dated as of February 26, 1996 between the Company and The Bank of New York, as Trustee (incorporated by
           reference to Exhibit 4.6 to the IPO Form S-1)
++4.6      Indenture dated as of November 7, 1996 between the Company and The Bank of New York, as Trustee
++4.7      Exchange and Registration Rights Agreement dated as of
           November 7, 1996
  4.8      Amended and Restated Loan and Security Agreement dated as of
           October 1, 1996 among AT&T Credit Corporation, the Company and certain subsidiaries of the Company (incorporated by
           reference to Exhibit 4.8 to the Company's Registration
           Statement on Form S-4 (File No. 333-18503) filed with the
           Commission on December 20, 1996)
  4.9      The Company has not filed certain instruments with respect to long-term debt since the total amount of securities
           authorized thereunder does not exceed 10% of the total
           assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such
           agreement to the Commission upon request.
---------------
++ Previously filed.

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
++5.1      Opinion of Bryan Cave LLP regarding the validity of the
           Common Stock
 10.1      1993 Stock Option Plan of the Company (incorporated by
           reference to Exhibit 10.1 to the IPO Form S-1)
 10.2      Form of Non-Qualified Stock Option Agreement under the
           Company's 1993 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the IPO Form S-1)
 10.3      1996 Employee Stock Purchase Plan of the Company
           (incorporated by reference to Exhibit 10.3 to the IPO Form
           S-1)
 10.4      1993 Stock Option Plan of Brooks Telecommunications
           Corporation ("BTC") (incorporated by reference to Exhibit
           10.4 to the IPO Form S-1)
 10.5      Form of Substituted Non-Qualified Stock Option Agreement
           under BTC's 1993 Stock Option Plan (incorporated by
           reference to Exhibit 10.5 to the IPO Form S-1)
 10.6      Option Agreement dated as of January 31, 1996 between the
           Company and Ronald H. Vander Pol (incorporated by reference to Exhibit 10.6 to the IPO Form S-1)
++11.1     Statement Re Computation of Per Share Earnings
++21.1     Subsidiaries of the Company
++23.1     Consent of Bryan Cave LLP (included in Exhibit 5.1)
++23.2     Consent of KPMG Peat Marwick LLP
++23.3     Consent of BDO Seidman, LLP
++24.1     Power of Attorney


---------------
++ Previously filed.